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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------
                     Nutrition For Life International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   670615202
          -----------------------------------------------------
                                 (CUSIP Number)


       Douglas B. Koff, Esq., Waldbaum, Corn, Koff, Berger & Cohen, P.C.
      303 E. 17th Avenue, Suite 940, Denver, Colorado 80203 (303) 861-1166
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 17, 1997
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  670615 20 2                        PAGE      2   OF  4   PAGES
          -------------                               -----   ----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TONY MIEZLAISKIS
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     650,000; Beneficial Ownership Disclaimed
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     650,000; Beneficial Ownership Disclaimed
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  670615 20 2                        PAGE      3   OF  4   PAGES
          -------------                               -----   ----

                       INFORMATION SHEET FOR SCHEDULE 13D

ITEM NO. 1
----------                    Security and Issuer.  The security is common stock
                              of Nutrition For Life International, Inc. The address of its principal executive offices is 9101
                              Jameel, Suite 100, Houston, Texas 77040.


ITEM NO. 2
----------                    Identity  and  Background.   (a)  This  attachment
                              refers to Tony  Miezlaiskis,  an executive officer
                              and  director  of  Apotex   Foundation.   (b)  His
                              business   address  is  34-36  East  69th  Avenue,
                              Vancouver,  British Columbia,  Canada V5X 4K6. (c)
                              His present principal occupation or employment is a manager of Apotex, Inc./Vancouver, which is a distributor of generic pharmaceutical products.
                              Its address is 34-36 East 69th Avenue,  Vancouver,
                              British Columbia, Canada V5X 4K6. (d) He has not been convicted during the last five years in a criminal proceeding described in Item 2(d). (e)
                              During the last five years, Mr. Miezlaiskis was not a party to a civil proceeding of the type described in Item 2(e). (f) Mr. Miezlaiskis is a
                              Canadian citizen.


ITEM NO. 3
----------                    Source and Amount of Funds or Other Consideration.
                              The Shares to which this statement refers were purchased entirely from working capital assets of Apotex Foundation, in the amount of $6,747,000.


ITEM NO. 4
----------                    Purpose  of  Transaction.  The  securities  of the
                              issuer were acquired solely for the purpose of investment. There are no plans or proposals which relate to any of the matters specified in the subparagraph of Item No. 4.


ITEM NO. 5
----------                    Interest in  Securities  of the  Issuer.  (a) With
                              respect to 650,000  shares of  Nutrition  For Life
                              International,  Inc.  held in the  name of  Apotex
                              Foundation, and which comprise approximately 11.6%
                              of the outstanding  class of such securities,  Mr.
                              Miezlaiskis disclaims beneficial ownership of such
                              shares.  This filing is not to be  construed as an
                              admission  that  Mr.   Miezlaiskis   is,  for  the
                              purposes of Section 13(d) or Section 13(g), the beneficial owner of the shares owned by Apotex
                              Foundation. (b) Mr. Miezlaiskis, together with the other directors of Apotex Foundation, share the power to direct the vote by Apotex Foundation of the shares of Nutrition For Life International,
                              Inc. owned by Apotex Foundation. (c) There were no

CUSIP No.  670615 20 2                        PAGE      4   OF  4   PAGES
          -------------                               -----   ----


                              transactions by Mr. Miezlaiskis in the class of securities reported on that were effected during the past sixty days by him. (d) None. (e) Not applicable.


ITEM NO. 6
----------                    Contracts,    Arrangements,    Understandings   or
                              Relationships with Respect to Securities of the Issuer. None.



ITEM NO. 7                    Material to be Filed as Exhibits. None.
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.




                                                By:  /s/ Tony Miezlaiskis
                                                     ---------------------------
                                                     Signature

                                                     April 28, 1997
                                                     ---------------------------
                                                     Date